Form 51-102F3
Material Change Report

Item 1.	Name and Address of Company

Organigram Holdings Inc. (the “Company”)
35 English Drive
Moncton, NB E1E 3X3

Item 2.	Date of Material Change

March 29, 2018

Item 3.	News Release

The news release reporting the Material Change described in this report was issued in Moncton, New Brunswick on March 29, 2018.

The news release was distributed through Canada Newswire and filed with the TSX Venture Exchange and each of the relevant Canadian securities regulatory authorities via SEDAR. The news release is attached hereto as Schedule “A” and incorporated by reference herein.

Item 4.	Summary of Material Change

The Company announces that it has accepted the resignation of Denis Arsenault on the Organigram Board of Directors. Mr. Arsenault will continue to provide strategic guidance to the Company on an ad hoc basis and Peter Amirault, the current Lead Director, will move into the role of Chairman going forward.

Item 5.	Full Description of Material Change

5.1	Full Description of Material Change

See Schedule “A” for the news release.

5.2	Disclosure for Restructuring Transactions

Not Applicable

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not Applicable

Item 7.	Omitted Information

Not Applicable

Item 8.	Executive Officer

Michael Tripp
Chief Legal Officer
(506) 804-2552

Item 9.	Date of Report

April 3, 2018

Organigram Announces Director Resignation

Denis Arsenault completes objectives as Organigram board member

MONCTON, NB, Mar.29, 2018 /CNW/ – Organigram Holdings Inc. (TSX VENTURE:OGI) (OTCQB:OGRMF) (the “Company” or “Organigram”), a leading licensed producer of medical marijuana based in Moncton, New Brunswick, announced today that the Company has reluctantly accepted the resignation of Denis Arsenault following over three and a half years of dedicated service on the Organigram Board of Directors.

Mr. Arsenault has been a driving force behind the development and growth of Organigram and his dedication and commitment to the Company has played a key role in building the foundation from which the Company has grown. “It was four years ago this month when I returned to my hometown to join Organigram. I am very proud of what we have accomplished together, with employment numbers expected to be above 270 full time jobs by the end of 2018, and a recently announced international division” stated Arsenault. “The decision to pass the torch and focus on other priorities was a very easy and much anticipated one."

Mr. Arsenault will continue to provide strategic guidance to the Company on an ad hoc basis.

Peter Amirault, an experienced corporate participant and the current Lead Director, will move into the role of Chairman going forward. Mr. Amirault has extensive corporate experience as CEO of Creemore Springs Brewery Ltd., President of Swiss Chalet North America and Senior Vice-President of Molson Coors Canada, as well as directorship experience. “During his tenure with Organigram, Peter has demonstrated strong leadership skills and excellent business acumen” stated Arsenault. “I am certain that he will continue to steward the Company going forward with a view to organizational excellence”.

Organigram’s Chief Executive Officer, Greg Engel, commented, “on behalf of the entire Organigram organization, we sincerely thank Denis for his immeasurable contribution and strategic vision during his tenure at Organigram - both as an officer and a director. We look forward to his continued engagement as part of the Organigram family.”

About Organigram Holdings Inc.

Organigram Holdings Inc. is a TSX Venture Exchange listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of medical marijuana in Canada. Organigram is focused on producing the highest quality, condition specific medical marijuana for patients in Canada. Organigram's facility is located in Moncton, New Brunswick and the Company is regulated by the Access to Cannabis for Medical Purposes Regulations (“ACMPR”).

Organigram has been ranked in the top ten Clean Technology & Life Sciences Sector on the TSX Venture Exchange 50.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains forward-looking information which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectations. Important factors - including the availability of funds, consummation of definitive documentation, the results of financing efforts, crop yields - that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time on SEDAR (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For more information, visit www.Organigram.ca

For further information, please contact:

Organigram Holdings Inc.	Organigram Holdings Inc.
Greg Engel	Dylan Rogers
Chief Executive Officer	Investor Relations Analyst
gengel@organigram.ca	(506) 801-8986
drogers@organigram.ca